VEON Announces 2023 AGM and Board Nominees Amsterdam, 22 May 2023 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, (“VEON” or the “Company”), has today announced that its Board of Directors has set the date for the Company’s Annual General Meeting of Shareholders (the “AGM”) for 29 June 2023. The record date for the 2023 AGM has been set for 25 May 2023. The Board of Directors (the “Board”) and its Nominating and Corporate Governance Committee (the “Committee”) have recommended 7 individuals for appointment to the Board at the AGM, including 6 directors currently serving on the Board: Augie Fabela, Yaroslav Glazunov, Andrei Gusev, Karen Linehan, Morten Lundal and Michiel Soeting. Kaan Terzioğlu, the current Group CEO, has also been included in the recommended slate. In addition, Augie Fabela was nominated by statutory requisitions in accordance with Bermuda law. The Board would like to thank Gunnar Holt, Hans-Holger Albrecht, Stan Miller, Vasily Sidorov and Irene Shvakman for their contribution and service to the Company. After being on the VEON board as a director since 2015, Gunnar Holt was appointed as Chairman of VEON on 4 July 2022. He has successfully chaired the board over the past year. The Board will elect a new Chair following the upcoming AGM. Commenting on the slate of director nominees, the Chairman of the Board Gunnar Holt stated: “We are pleased to announce our recommended Board nominees for election to the 2023/2024 VEON Board. As we reposition VEON, I believe a smaller board will be best suited for the new VEON post the sale of our Russian business. I am confident these candidates are well placed to develop and execute the VEON strategy over the coming years. Notwithstanding the smaller size, the Board will continue to have a diverse range of operational, financial and governance experience crucial to drive long-term value creation for the shareholders and maintaining the highest standards of corporate governance. On a personal note, after eight years I will be stepping down from the Board and wish all my Board colleagues the best, in confidence of an exciting future for VEON.”

At this time, client acceptance procedures at candidate external audit firms are ongoing regarding the audit of the 2023 financial statements of the Company. Hence, the Board is not able to put a resolution to shareholders to appoint such auditor at the 29 June 2023 AGM. Such a resolution will be proposed at a subsequent general meeting or otherwise in accordance with the Company’s Bye-laws. In addition to the election of Board members, the AGM agenda includes the laying of the Company’s financial statements for the period ending 31 December 2022 before shareholders in accordance with Bermuda law, proposals to set the Board size at 7 directors and amendments to two sections of the Company’s Bye-Laws approved by shareholders on 10 June 2021. Further details on the agenda for the 2023 AGM, the slate of nominees seeking election to the Board, the Board size proposal, the two Bye-Law amendment proposals and procedural matters related to the Company’s 2023 AGM and voting thereat will be made available through an official notice distributed by VEON to its registered shareholders of record prior to the meeting. About VEON VEON is a global digital operator that currently provides converged connectivity and online services to nearly 160 million customers in six dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward- looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Contact information

VEON Investor Relations Nik Kershaw ir@veon.com